                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                               Security Bancorp
                       ----------------------------------
                               (Name of Issuer)

                    Common Stock, par value $1.00 per share
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                         (Title of Class of Securities)


                                  81-4239109
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                                (CUSIP Number)

                               Peter M. Kennedy
                         Eighteen Seventy Corporation
                             2 Manhattanville Road
                           Purchase, New York  10577
                                (914) 694-3999
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                (Name, Address, and Telephone Number of Person
               Authorized To Receive Notices and Communications)


                                October 9, 1996
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            (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with this statement [X].
     (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of Securities described in Item 1; and (2) has beneficial ownership of less than five percent of such class. See Rule 13d-7)

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Securities and Exchange Commission. See Rule 13d-1(a) of the Securities and Exchange Commission for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
     1)   Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          Eighteen Seventy Financial Inc.
          13-3438193

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     2)   Check the Appropriate Box if a Member of a Group:
          (a)
          (b) . . . x
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     3)   SEC Use Only
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     4)   Source of Funds . . . [WC]
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     5)   Check If Disclosure of Legal Proceedings Is
          Required Pursuant to Items 2(d) or 2(e):  [  ]
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     6)   Citizenship or Place of Organization:

          The Reporting Person is a corporation organized
          under the laws of the State of Delaware.
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     Number of Shares Beneficially Owned by Each Reporting
     Person with:

     7)              Sole Voting Power                 105,000 shares
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     8)              Shared Voting Power               N/A
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     9)              Sole Dispositive Power            105,000 shares
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     10)             Shared Dispositive Power          N/A
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     11)             Aggregate Amount Beneficially Owned by Each
                     Reporting Person:                 105,000 shares
     --------------------------------------------------------------------
     12)             Check if the Aggregate Amount in Row (11) Excludes
                     Certain Shares:  [  ]
     --------------------------------------------------------------------
     13)             Percent of Class Represented by Amount in
                     Row (11)                          7.07%
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     14)             Type of Reporting Person          CO
     --------------------------------------------------------------------

     --------------------------------------------------------------------
     1)   Name of Reporting Persons
          S.S. or I.R.S. Identification No. of Above Person

          Eighteen Seventy Corporation
          13-3130342

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     2)   Check the Appropriate Box if a Member of a Group:
          (a)
          (b) . . . x
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     3)   SEC Use Only
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     4)   Source of Funds . . . N/A - See Item 5.
     --------------------------------------------------------------------

     5)   Check If Disclosure of Legal Proceedings Is
          Required Pursuant to Items 2(d) or 2(e):  [  ]
     --------------------------------------------------------------------

     6)   Citizenship or Place of Organization:

          The Reporting Person is a corporation organized
          under the laws of the State of Delaware.
     --------------------------------------------------------------------
     Number of Shares Beneficially Owned by Each Reporting
     Person with:

     7)   Sole Voting Power                N/A - See Item 5.
     --------------------------------------------------------------------
     8)   Shared Voting Power              N/A - See Item 5.
     --------------------------------------------------------------------
     9)   Sole Dispositive Power           N/A - See Item 5.
     --------------------------------------------------------------------
     10)  Shared Dispositive Power         N/A - See Item 5.
     --------------------------------------------------------------------
     11)  Aggregate Amount Beneficially Owned by Each
          Reporting Person:                N/A - See Item 5.
     --------------------------------------------------------------------
     12)  Check if the Aggregate Amount in Row (11) Excludes
          Certain Shares:  [  ]
     --------------------------------------------------------------------
     13)  Percent of Class Represented by Amount in
          Row (11)                         N/A
     --------------------------------------------------------------------
     14)  Type of Reporting Person         HC; CO
     --------------------------------------------------------------------

            This Amendment No. 1 to a Schedule 13D, originally filed by the Reporting Persons on November 17, 1993, relates to shares of Common Stock, par value $1.00 per share, of Security Bancorp, a corporation with its principal executive offices at 219 North 26th Street, Billings, Montana 59103. This Amendment No. 1 is primarily being filed to report the recent sale of Security Bancorp Common Stock by the Reporting Persons. Items 2, 4, 5 and Schedule I are hereby amended as follows:


     Item 2.  Identity and Background
              -----------------------

            Schedule I is hereby amended to reflect recent changes in the officers and directors of the Reporting Persons.

            None of the Reporting Persons and none of the individuals listed in
     Schedule I during the past five years, (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (b) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such individual was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


     Item 4.  Purpose of Transaction
              ----------------------

            The shares of Security Bancorp Common Stock were acquired by the Reporting Persons for investment purposes. The Reporting Persons continue to hold the shares of Security Bancorp Common Stock to which this statement relates for investment purposes.

            The Reporting Persons stated in the original Schedule 13D that they might, from time to time, acquire additional securities of Security Bancorp or dispose of some or all of the shares of Security Bancorp Common Stock they have acquired, in the open market or in privately negotiated transactions or otherwise, depending on price, availability of shares, the Reporting Persons' views of the business and prospects of Security Bancorp and other factors deemed relevant by the Reporting Persons.

            Eighteen Seventy Financial Inc. ("Financial"), the wholly owned subsidiary of Eighteen Seventy sold 40,000 shares of Security Bancorp Common Stock in an open market transaction on October 9, 1996, at a price of $29.00 per share, reducing its holdings of Security Bancorp Common Stock from 145,000 shares to 105,000 shares. This transaction changed the overall percentage of Security Bancorp Common Stock held by Financial from 9.861% to 7.07%.


     Item 5.  Interest in Securities of the Issuer
              ------------------------------------

            (a) The aggregate number and percentage of the class of securities to which this amendment relates which are beneficially owned by each of the Reporting Persons are as follows:

                           Number of          Percentage
                             Shares            of Class
                           ---------          ----------

     Financial*             105,000              7.07%

     * Financial directly owns all of the reported shares of Security Bancorp. As stated above, Financial is a wholly owned subsidiary of Eighteen Seventy.

            (b) Financial has sole power to vote and dispose or direct the disposition of all 105,000 shares of Security Bancorp Common Stock to which this statement relates.

            (c) The only transaction in Security Bancorp Common Stock which has been effected by the Reporting Persons during the past sixty days was the sale of 40,000 shares on October 9, 1996, by Financial, in an open market transaction at a price of $29.00 per share.

                                   SIGNATURES
                                   ----------


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     October 15, 1996      EIGHTEEN SEVENTY FINANCIAL INC.
     ----------------
         (Date)

                                By: /s/ Peter M. Kennedy
                                    --------------------------
                                    Its President
                                        ----------------------
                                        Peter M. Kennedy

     October 15, 1996       EIGHTEEN SEVENTY CORPORATION
     ----------------
         (Date)

                                By: /s/ Peter M. Kennedy, III
                                    --------------------------
                                    Its President
                                        ----------------------
                                        Peter M. Kennedy, III

                                   SCHEDULE I
                                   ----------

               A. The directors and executive officers of Financial are as follows:

Name                     Business Address                 Title
----                     ----------------                 -----

Peter M. Kennedy         2 Manhattanville Road            President and Director
                         Purchase, NY  10577

Peter M. Kennedy, III    2 Manhattanville Road            Vice President and
                         Purchase, NY  10577              Director

Marie E. Kennedy         2 Manhattanville Road            Vice President,
                         Purchase, NY  10577              Assistant Secretary and
                                                          Director

John J. Kennedy          2 Manhattanville Road            Vice President,
                         Purchase, NY  10577              Secretary and Director

John P. McDonnell        2 Manhattanville Road            Vice President,
                         Purchase, NY  10577              Treasurer and Assistant
                                                          Secretary

Robert L. Nosworthy      2 Manhattanville Road            Vice President and
                         Purchase, NY  10577              Assistant Secretary

Carol Lawrence           2 Manhattanville Road            Assistant Secretary
                         Purchase, NY  10577


            B. The directors and executive officers of Eighteen Seventy are as follows:

Name                     Business Address                 Title
----                     ----------------                 -----

Peter M. Kennedy         2 Manhattanville Road            Chairman of the Board
                         Purchase, NY  10577              and Director

Peter M. Kennedy, III    2 Manhattanville Road            President and
                         Purchase, NY  10577              Director

Marie E. Kennedy         2 Manhattanville Road            Vice President,
                         Purchase, NY  10577              Assistant Secretary
                         and Director

John J. Kennedy          2 Manhattanville Road            Vice President,
                         Purchase, NY  10577              Secretary and Director



Name                     Business Address                 Title
----                     ----------------                 -----

John P. McDonnell        2 Manhattanville Road            Vice President,
                         Purchase, NY  10577              Treasurer and
                                                          Assistant Secretary

Robert L. Nosworthy      2 Manhattanville Road            Vice President and
                         Purchase, NY  10577              Assistant Secretary

Carol Lawrence           2 Manhattanville Road            Assistant Secretary
                         Purchase, NY  10577

                                      ii